Municipal Trust (VKQ)

	An Annual Meeting of Shareholders of the Fund was held on June 27,2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 32,905,099 shares voted in his favor and 447,265 shares withheld. With regards to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Fund 30,942,522 shares voted in his favor and 376,718 shares withheld. With regards to the election of Theodore A. Meyers as elected trustee by the preferred shareholders of the Fund 10,027 shares voted in his favor and 16 shares withheld. The other trustees whose terms did not expire in 2000 were David C. Arch, Howard J.
Kerr, Rod Dammeyer and Wayne W. Whalen.